Letter Agreement

To:

Catalyst Funds

630 Fitzwatertown Road

Building A, 2nd Floor

Willow Grove, PA 19090

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Catalyst OPTI-flex Fund (the "Fund") pursuant to a Management Agreement dated as of [    ], 2007 (the “Agreement”).

Effective upon the commencement of operations of the Fund through December 31, 2008, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund fees and extraordinary expenses) at 1.65% for Class A average daily net assets and 2.40% for Class C average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, CATALYST CAPITAL ADVISORS LLC By: Print Name: Jerry Szilagyi Title: Member

Acceptance

The foregoing Agreement is hereby accepted.

CATALYST FUNDS By: Christopher Anci, President